September 8, 2005
Room 4561

Eric Rosenfeld
Managing Member
Crescendo Investments
10 East 53rd Street
35th Floor
New York, NY 10022

Re:  	Computer Horizons Corp.
	Preliminary Schedule 14A as amended on September 2, 2005
	Filed by The Computer Horizons Full Value Committee
	File No. 0-07282

Dear Mr. Rosenfeld:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General
We note the representation from counsel on September 6, 2005 that you are in process of revising your Proxy Statement pursuant to the outcome of the special meeting held on September 2, 2005. We understand that preliminary results indicate that Computer Horizons security holders did not approve the proposed share issuances and related matters associated with the Analysts International merger. Please confirm the next amended proxy statement filing will reflect, if true, that the proposed merger was not approved.
Alternatively,
if the merger was approved, please revise your proxy statement accordingly. Please also revise to update to discuss the status of the recent litigation with Computer Horizons or any other updates necessary for investors. 1.
2. We note your response to comment 3 of our letter dated August
29,
2005. Please provide support for your supplemental statement that ADP will be able to determine whether security holders who voted on the "Mailing Record Date" held their shares on the "Record Date." Please also revise your Proxy Statement to discuss the reliance on ADP, any arrangements with ADP and the technical reconciliation process. Further, please advise as to any arrangement or understanding with Computer Horizons that will enable you to obtain a list of the holders of record on the "Mailing Record Date" and on the
"Record Date."
3. `The proxy card indicates the proxy will be used with respect to any other matters that may properly come before the Special Meeting that are unknown to the Full Value Committee a reasonable time before the solicitation. Disclosure in Computer Horizon`s proxy statement filed on August 24, 2005, however, indicates that no other business may be transacted at the September 22, 2005 Special Meeting. Please advise us of the basis, with specific reference to Computer Horizon`s certificate of incorporation, bylaws and New York state statute, and any reported judicial decisions, for this belief that other matters may come before the Special Meeting or revise accordingly. ````````
````Proposal No.1
Removal of Existing Directors Serving on Computer Horizons Board Reasons for Removing Existing Directors
Dismal Share Price Performance, page 11
4. We refer you to comment 14 of our letter dated August 29, 2005. We note disclosure that applicable law requires the inclusion of a performance graph and your basis for inclusion of the specific share price dates stems from that requirement. Please advise us why selecting price information only for the aggregate five year period as opposed to providing year-by-year price ranges is representative and does not inappropriately skew the data.

Ill-Advised Proposed Merger with Analysts, page 9
5. To the extent that the disclosure in this section remains in the next amendment to the Committee`s proxy statement, please revise to disclose the basis for the statement that potentially more favorable opportunities exist for Computer Horizons than the proposed merger.
Alternatively, please delete the reference. Similarly, the nature of the Committee`s future value enhancing plans for Computer Horizons should be disclosed or the reference under the section titled "Nominees" should be deleted.

Lack of Management and Director Ownership of Shares, page 11


6. We refer you to prior comment 12 of our letter dated August 29, 2005. Please revise to disclose the aggregate holdings of Mr.
Rosenfeld.

Proposal No. 3, page 13

7. Revise to state the term over which the nominees will serve if elected and indicate whether or not such service will be performed in a particular director class.

Change of Control Provisions, page 17
8. Advise us, with a view toward revised disclosure, the basis for the Committee`s apparent belief that the change of control payments would not become automatically due and payable, without
discretion,
upon the removal of the incumbent board. In addition, provide support for the Committee`s belief, if true, that such payments may only become due upon termination of the employee pursuant to the terms of the governing employment agreement.
9. The Committee indicates it intends to review the terms of the employment agreements if the nominees are elected. Explain to us, with a view toward revised disclosure, whether or not the Committee has already reviewed such documents and reached a conclusion.
10. The closing paragraph indicates, "The [] disclosure has been extracted from the Management Proxy Statement." In view of the amendment to management`s proxy statement filed on September 8, 2005, advise us, with a view toward revised disclosure, whether or not this
statement remains accurate.
`````
* * * * *

      If you have any questions, please call Adam Halper at (202)
551-3482.  If you require additional assistance you may contact
Jeffrey Werbitt at (202) 551-3456, or me at (202) 551-3266.

								Sincerely,



								Nicholas P. Panos
      Special Counsel
      Office of Mergers & Acquisitions



cc:	Ron S. Berenblat, Esq
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022
	Telephone: (212) 451-2300
	Facsimile:  (212) 451-2222





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Eric Rosenfeld
Crescendo Investments
September 8, 2005
Page 4